Exhibit 99.1

Randgold & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1992/005642/06)

Share code: RNG ISIN: ZAE000008819 (Suspended)

ADR Ticker symbol: RNG

Nasdaq trading symbol: RANGY (Delisted)

(“R&E”)

JCI LIMITED (Incorporated in the Republic of South Africa) Registration number 1984/00854/06 Share code: JCD ISIN: ZAE0000039681 (Suspended) (“JCI”)

JOINT ANNOUNCEMENT BY R&E AND JCI

(COLLECTIVELY “THE COMPANIES” or “BOTH COMPANIES”)

A PROPOSAL FOR THE MERGER OF THE COMPANIES

AND

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENT

1.	Background

R&E and JCI shareholders are referred to the joint cautionary announcement published on 15 March 2007 wherein shareholders of both companies were advised that negotiations regarding a possible settlement between the companies were in progress.

Shareholders are reminded that on 28th February 2007, the Mediators issued an interim recommendation, in terms whereof they embraced the notion of a merger and indicated to both R & E and JCI that “....it is recommended that an overall settlement be pursued on the basis of a merger between the two companies ”.

Pursuant to such recommendation the boards of R&E and JCI have each resolved to propose a merger of the companies (“the proposal”) and to recommend such merger to their respective shareholders. They are currently in negotiations with each other in order to settle the terms of the proposal.

The purpose of this announcement is to update shareholders and to advise them of the process that will be required to bring the proposal into effect.

2.	Proposed scheme of arrangement

The merger contemplated by the proposal (“the merger”) will be effected by way of a scheme of arrangement (“the scheme”) in terms of Section 311 of the Companies Act, 1973, as amended,

(“Companies Act”) between JCI and its shareholders other than JCI subsidiaries and R&E. R&E will be the proposer of the scheme. If acceptable to the shareholders of R&E and JCI, and subject to satisfaction of the conditions set out in paragraph 4 below and any others that may be proposed, JCI shareholders will be required to exchange their shares in JCI for shares in R&E, thereby effectively merging the two companies. The proposed exchange ratio, (“the exchange ratio”) which has been approved by both companies’ boards of directors, is 1 R&E share for every 95 JCI shares in issue.

If the merger is successfully concluded, R&E shareholders and JCI shareholders will, respectively own approximately 78% and 22% of the post merger R&E share capital and JCI will become a wholly owned subsidiary of R&E.

3.	Applications for rulings from the Securities Regulation Panel (“ SRP”) and the JSE Limited (“JSE”)

Shareholders are further advised that JCI and R&E are currently unable, given the circumstances previously announced, to fulfil certain of the published requirements of, respectively the JSE and the SRP including the disclosure of audited financial information and certain other information relating to events that occurred prior to the reconstitution of both company’s Boards of directors in August 2005. The Boards of both companies and their advisers have made preliminary approaches to and intend to make application to the JSE and SRP to obtain rulings relating to the appropriate disclosures to be made and other requirements to be fulfilled within the companies’ current abilities, including the obtaining of opinions from independent experts regarding the proposal. The boards of both companies advise that nothing contained in this announcement may be taken as a representation that the companies will be able to fulfil the requirements of the JSE and SRP.

4.	Applicable conditions

There are a number of conditions to be satisfied before the scheme can become effective. These include but are not limited to:

•	Agreement between the boards of both companies being reached on the detailed terms of the proposal and the relevant documentation;
•	The approval of the relevant regulatory authorities, including those of the JSE, the SRP, the SA Reserve Bank, and the Competition Authorities ;
•	The Supreme Court of South Africa (“Court”) ordering that a meeting of shareholders of JCI be convened in order to consider and, if thought fit, to approve the scheme (“scheme meeting”);

•	Approval of the scheme by the requisite majority of JCI shareholders at the scheme meeting;
•	Passing of the requisite resolutions by R&E shareholders that are required to implement the proposal;
•	Court sanction of the scheme, and
•	Registration by the Registrar of Companies of the Court Order sanctioning the scheme and of the applicable special resolutions to be passed by R&E shareholders.

5. Mediation

The companies continue to be bound by the terms and conditions of the Mediation Agreement concluded by them on 7 April 2006.

Nothing contained in this announcement is to be construed as a waiver by R&E or JCI of any of their rights, all of which will remain in force and unaffected by the merger.

6. Financial information and further announcements

Subject to obtaining favourable rulings as contemplated in 3 above, financial information, including a computation of the respective unaudited unreviewed net asset values of both companies and the pro forma financial effects of the proposal will be published once it is available.

Once the relevant approvals have been received, announcements will be made giving the salient dates pertaining to the proposal.

Documents relating to the proposed merger will be sent to shareholders in due course, if the High Court of South Africa orders the convening of the scheme meeting. Such documents will contain more details of the claims and assets and liabilities of the companies.

7. Renewal of cautionary announcement to JCI and R&E shareholders

Until the publication of further information as set out above, shareholders in both companies are advised to continue to exercise caution in trading their shares over-the-counter until the proposal is finalised.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any non-exempt public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Randgold & Exploration Company Limited ("Randgold & Exploration") and JCI Limited ("JCI") or the selling security holder and will contain detailed information about Randgold & Exploration and JCI and managements, as well as financial statements.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR R&E

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements”. These include, without limitation, those statements concerning the value of the net assets of R&E and JCI; the ability of the companies to successfully consummate a merger that is approved by the shareholders and is acceptable to the necessary governmental authorities, the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI, and the success of its mediation with JCI; the likelihood and economic parameters of any merger arrangement between JCI and R&E; the estimated valuations given to assets and liabilities in the NAV statement; and the ultimate impact on R&E's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the inherent difficulties and uncertainties in ascertaining the values of the net assets of the companies, particularly in light of the absence of any independent valuations, the existence of any unknown liabilities, the willingness of any governmental authority to sanction any merger in light of the absence of independent valuations or otherwise; the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of R&E's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg

23 April 2007

Sponsor to R&E and JCI

Sasfin Capital

(A division of Sasfin Bank Limited)